Parnell Pharmaceuticals Holdings Pty Ltd

Unit 4, Century Estate

476 Gardeners Road

Alexandria 2015 NSW

Australia

May 1, 2014

Via UPS

Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Judiciary Plaza
Washington, D.C. 20549

Attention:	Larry Spirgel
Assistant Director

Re:	Parnell Pharmaceutical Holdings Ltd
Draft Registration Statement on Form F-1
Filed March 26, 2014
CIK No. 1603429

Dear Mr. Spirgel:

This letter is submitted on behalf of Parnell Pharmaceutical Holdings Pty Ltd (“Parnell” or the “Company”) in response to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the above-referenced filing, as set forth in your letter dated April 22, 2014 (the “Comment Letter”).

Concurrently with this letter, the Company is also submitting confidentially to the Commission Amendment No. 1 to the Draft Registration Statement (“Amendment No. 1”) and is supplementally providing the Staff with certain materials in response to the Staff’s comments no. 3, no. 6 and no. 15 (the “Supplemental Materials”).

A marked copy of Amendment No. 1 indicating changes from the Registration Statement is enclosed. This letter restates the numbered comments of the Staff, and the discussion set out below each comment is the Company's response. Page references in this letter are to page numbers in Amendment No. 1.

General

1.                  Please be advised that you should include the price, use of proceeds, dilution, capitalization, underwriting, and all other required information in an amendment to your Form F-1 prior to any distribution of preliminary prospectuses so that we may complete our review. Note that we may have additional comments once you have provided this disclosure. Therefore, please allow us sufficient time to review your complete disclosure prior to any distribution of preliminary prospectuses.

Response: The Company acknowledges the Staff’s comment and confirms that it will not circulate copies of the registration statement or the preliminary prospectus until the Company includes the anticipated price range, use of proceeds, dilution, capitalization, underwriting, and all other required information. The Company will provide such disclosure as soon as practicable.

2.                  Please file all exhibits as soon as practicable. We may have further comments upon examination of these exhibits.

Response: The Company acknowledges the Staff’s comment and will file all exhibits as soon as practicable. The Company has filed several exhibits with Amendment No. 1.

3.                  Please provide us with copies of your artwork prior to circulating preliminary prospectuses. Please note that we may have comments regarding this material. For guidance, see Compliance and Disclosure Interpretations, Securities Act Forms, Question 101.02, available on our website at http://www.sec.gov/divisions/corpfin/cfguidance.shtml.

Response: The Company acknowledges the Staff’s comment and will supplementally provide the Commission with copies of the Company’s proposed artwork under separate cover and has included the artwork in Amendment No. 1.

4.                  Please supplementally provide us with any written materials that you or anyone authorized to do so on your behalf provides in reliance on Section 5(d) of the Securities Act to potential investors that are qualified institutional buyers or institutional accredited investors. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

Response: The Company acknowledges the Staff’s comment and advises the Staff that no written materials have been provided to potential investors to date. The Company further advises the Staff that to its knowledge, no research reports concerning the Company have been published or distributed to date. The Company will supplementally provide the Staff with any written materials that the Company or anyone authorized on behalf of the Company provides in reliance upon Section 5(d) of the Securities Act to any potential investors, as well as any research reports about the Company published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in the offering.

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5.                  As soon as practicable, please furnish a statement as to whether the amount of compensation to be allowed or paid to the underwriters has been cleared with FINRA. Prior to the effectiveness of this registration statement, please provide us with a copy of the letter informing you that FINRA has no objections.

Response: The Company acknowledges the Staff’s comment and will advise the Staff as soon as practicable as to whether the amount of compensation to be allowed or paid to the underwriters has been cleared with FINRA. The Company further advises the Staff that the Company will supplementally provide the Staff with a copy of the letter advising that FINRA has no objections to such amount of compensation.

6.                  We note that you cite to industry research for information and statistics regarding economic trends. Please provide us with marked copies of any materials that support these and other third party statements, clearly cross-referencing a statement with the underlying factual support. Confirm for us that these documents are publicly available. Tell us whether any of the reports, other than those prepared by the government, were prepared for you or in connection with the offering. We note, by way of example only, the reference to a CAGR of 5% through 2016, “according to Vetnosis,” on the bottom of page 3, and the APPA report cited on page 4.

Response: The Company acknowledges the Staff’s comment and will supplementally provide under separate cover a summary which identifies the industry information and statistics and other third party statements in the prospectus and clearly cross-references such statements to the underlying factual support.

Table of Contents, page ii

7.                  Please note that it is not appropriate to state or imply that you do not have liability for the statements in your registration statement. Your statements in this section, and in “Industry and Market Data” at page 38, that you have not independently verified information from third-party sources could imply that you are not taking liability for the statistical and other industry and market data included in your registration statement. In order to eliminate any inference that you are not liable for all of the information in your registration statement, please delete these statements or include a statement specifically accepting liability for these statements.

Response: The Company acknowledges the Staff’s comment and has revised its disclosure on page ii and page 39 of Amendment No. 1 to eliminate any implication that the Company is not liable for all of the information in the registration statement.

Risk Factors, page 14

Our current indebtedness could adversely affect our financial condition and ability to fulfill our debt obligations..., page 22

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8.                  Please revise to disclose your outstanding indebtedness as of the most recent practicable date, as well as to include the figure in US dollars (in addition to AUD). Please similarly revise your revenue figures in “Failure to manage growth could have a material adverse effect on our business,” on page 23.

Response: The Company acknowledges the Staff’s comment and has revised its outstanding indebtedness disclosure on page 23 of Amendment No. 1 and the revenue figures in “Failure to manage growth could have a material adverse effect on our business,” on page 24 of Amendment No. 1.

We will incur significant increased costs as a result of operating as a public company..., page 35

9.                  To the extent determinable, please provide an estimate of the costs you will incur in connection with your obligations as a public company.

Response: The Company acknowledges the Staff’s comment and has revised its disclosure on page 36 of Amendment No. 1 to include an estimate of the costs the Company will incur in connection with the Company’s obligations as a public company.

Use of Proceeds, page 39

10.              Please revise to quantify the amounts you will use from the proceeds of the offering to develop your product candidates, and expand your commercial infrastructure.

Response: The Company acknowledges the Staff’s comment and has revised its disclosure on page 40 of Amendment No. 1 to quantify the expected amounts that the Company plans on using from the proceeds of the offering to develop the Company’s product candidates and expand the Company’s commercial infrastructure.

Management’s Discussion and Analysis..., page 45

Trend Information, page 46

11.              Please revise paragraph two, as applicable, to indicate whether you currently are pursuing any in-licensing and acquisition opportunities.

Response: The Company acknowledges the Staff’s comment and has revised its disclosure on page 47 of Amendment No. 1 to clarify that the Company is pursuing in-licensing and acquisition opportunities with various third parties, but no definitive agreement is imminent at this time.

Revenues, page 49

12.              Please disclose, in quantified detail, the amount of research and development expense incurred in each of the last two fiscal years and indicate where this expense is reported in your income statement.

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Response: The Company acknowledges the Staff’s comment and has revised its disclosure in the Management’s Discussion and Analysis of Financial Condition and Results of Operations section of the registration statement to quantify the amount of research and development expense incurred in each of the last two fiscal years.

Revenues—Segments, Fiscal Year 2013 vs. Fiscal Year 2012, page 50

13.              We note that in your discussion of revenues by segment, you did not include disclosure for your Manufacturing Operations segment. Please advise or revise.

Response: The Company acknowledges the Staff’s comment and has revised its disclosure in the Management’s Discussion and Analysis of Financial Condition and Results of Operations section of the registration statement to include a discussion of the Manufacturing Operations segment revenues.

Selected measures of liquidity and capital resources, page 58

14.              Please revise to clarify whether the company is currently in compliance with covenants under the SWK Holdings’ credit facility.

Response: The Company acknowledges the Staff’s comment and has revised its disclosure on page 66 of Amendment No. 1 to clarify that the Company, as of March 31, 2014, is in compliance with all covenants under the SWK Holdings’ credit facility.

Osteoarthritis—Zydax, page 68

Market, page 69

15.              Please provide support for the global market estimates you provide in this section with respect to sales and alternative treatments.

Response: The Company acknowledges the Staff’s comment and will supplementally provide under separate cover support for the global market estimates provided in this section.

Our Technology Platforms, page 84

16.              Please clarify whether you provide the iKam software application for free to veterinarians.

Response: The Company acknowledges the Staff’s comment and has revised its disclosure on page 93 of Amendment No. 1 to clarify that the Company provides its iKAM software application without charge to veterinarians.

Our Intellectual Property, page 93

17.              Please revise to indicate the expiration date of your patents.

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Response: The Company acknowledges the Staff’s comment and has revised its disclosure on page 102 of Amendment No. 1 to indicate expiration dates of its patents.

Compensation, page 101

18.              Please confirm that disclosure of compensation on an aggregate basis, such as you have done here, is permitted pursuant to applicable Australian laws. Please refer to Item 6.B.1 of Form 20-F.

Response:  The Company acknowledges the Staff’s comment and confirms that the Company’s disclosure in the registration statement is permitted pursuant to applicable Australian law. Under Australian requirements, only a company to which section 300A of the Corporations Act 2001 (Cth) applies, is required to give details of the individual compensation of key management personnel. That section does not apply to the Company. The relevant Australian requirement which governs the Company allows the Company to report compensation on an aggregate basis only.

Description Of Share Capital, page 108

19.              We note you indicate at the beginning of this section that a “general description of some of the rights and restrictions attaching to our ordinary shares are summarized below” and [t]he following description of our ordinary shares is only a summary.” You should discuss the material terms of your shares in this section, including the material rights and restrictions applicable to those shares. Please make any necessary amendments and revisions to be certain you provide all appropriate information.

Response: The Company acknowledges the Staff’s comment and has updated its disclosure in Amendment No. 1 to clarify that all material rights and restrictions applicable to the ordinary shares have been summarized.

Underwriting, page 122

No sales of similar securities., page 124

20.              Please file the form of lock-up agreement as an exhibit to your registration statement as soon as it becomes available.

Response: The Company acknowledges the Staff’s comment and will file the form of lock-up agreement upon its finalization with a subsequent amendment to the registration statement.

Financial Statements, page F-3

21.              Please update and present the consolidated interim financial statements for the six month periods ended December 31, 2013.

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Response: The Company acknowledges the Staff’s comment and has updated its disclosure in Amendment No. 1 to include the consolidated interim financial statements for the nine month period ended March 31, 2014 and March 31, 2013.

22.              Revise your earnings per share data to round it to the nearest cent.

Response: The Company acknowledges the Staff’s comment and has revised its earnings per share data in Amendment No. 1 in order to round to the nearest cent. In addition, the Company has revised its disclosure in Amendment No. 1 to retroactively reflect the impact of the Company’s ten-for-one consolidation of ordinary shares.

23.              We note on page F-7 you present your financial statements in Australian dollars. To avoid reader confusion, please revise the currency symbol appearing on the face of your financial statements, within the financial statement footnotes and elsewhere within your filing, to indicate that the amounts are stated in Australian dollars.

Response: The Company acknowledges the Staff’s comment and has revised the currency symbol appearing on the face of the Company’s financial statements, within the financial statement footnotes and elsewhere in Amendment No. 1 to indicate that the amounts are stated in Australian dollars.

Notes to the Financial Statements

1 Summary of Significant Accounting Policies

(i) Revenue and other income, page F-11

24.              Please expand to discuss whether you offer discounts, credit, rebates and price protection to customers and how these affect revenue recognition.

Response: The Company acknowledges the Staff’s comment. Currently the Company does not offer, and has not historically offered, price discounts, credits, rebates and/or price protection to customers. As a result, these types of items do not have an effect on the Company’s revenue recognition. The Company does not consider this information necessary to assist investors in understanding how transactions, other events and conditions are reflected in reported financial performance and financial position of the Company and therefore has decided not to amend the financial statements to include such discussion. In the event that the Company offers such items to customers in the future, the Company will consider whether disclosing such information is needed in accordance with paragraph 117 of IAS 1.

(o) Intangible Assets, page F-15

25.              Please discuss your accounting policy on patent cost. It appears that you have several patents with a term of 20 years.

Response: The Company acknowledges the Staff’s comment. The Company notes that the costs incurred relating to patents to date are considered immaterial and the related activities associated with such patents have not been significant to the Company’s business. The Company does not anticipate the materiality of such activities changing. Given their immaterial nature and insignificance to the Company’s operations, the Company does not believe an accounting policy on patent costs would assist investors in understanding how transactions are reflected in reported financial performance and financial position of the Company and therefore has decided to not amend the financial statements to include such a policy. In the event that activities associated with patents and their relative significance to the Company’s operations was to change, the Company will consider whether disclosing such information is needed in accordance with paragraph 117 of IAS 1.

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5 Segment Information, page F-26

26.              It appears that you reported the reconciling items between EBITDAOI and net income (loss) as “segment costs” in the segment performance table. Please disclose each item, which includes but is not limited to depreciation, amortization and finance costs, by segment within such a table. We refer you to paragraph 23 of IFRS 8.

Response: The Company acknowledges the Staff’s comment and has revised its disclosure in Amendment No. 1 to include a reconciliation of segment and unallocated costs to operating costs.

27.              We note that 34% of your consolidated revenue was generated from the Company’s two largest external customers. Please disclose the total revenue generated from each customer and the related segment(s) reported for such revenue pursuant to paragraph 34 of IFRS 8.

Response: The Company acknowledges the Staff’s comment and notes that such information was previously disclosed by the Company. Please refer to F-27 which includes the following disclosure.

Revenues of approximately $3,157,000 (2012: nil) and $2,071,261 (2012: $372,334) were derived from the Group’s two largest external customers. These revenues are separately attributable to the segments Production Animal — U.S. and Production Animal — Rest of World, respectively.

Item 8. Exhibits and Financial Schedules, page II-3

28.              Please file a currently dated and signed consent from PricewaterhouseCoopers, Sydney, Australia as an exhibit to your next amendment.

Response: The Company acknowledges the Staff’s comment and will file a currently dated and signed consent of PricewaterhouseCoopers, Sydney, Australia as an exhibit to the Company first public filing of the registration statement.

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The Company appreciate the Staff's attention to the review of the Registration Statement. Please do not hesitate to contact me at: (913) 312-0791 if you have any questions regarding this letter or Amendment No. 1.

Sincerely,

Parnell Pharmaceuticals Holdings Pty Ltd

/s/ Robert T. Joseph
Robert T. Joseph
President and Chief Executive Officer

cc:	Via E-mail
Andrew Gilbert, Esq., DLA Piper LLP (US)
David Schwartz, Esq., DLA Piper LLP (US)
Donald Murray, Esq., Covington & Burling, LLP

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